UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                    Interstate National Dealer Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   46102P 10 4
                                 (CUSIP Number)

                                   Jack Silver
                            Sherleigh Associates LLC
                         660 Madison Avenue, 15th Floor
                            New York, New York 10021
                               Phone: 212-542-8201
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)


                                 March 13, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's nitial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                      Page 2 of 12 Pages
          ---------------                                   ------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Jack Silver

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a) |_|
                                          (b) |_|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF PF OO (See Item 3.)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

    NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                     109,200  common  shares  (including
                                    shares held by  affiliated entities listed
                                    on following cover OWNED BY pages -
                                    See Item 5)
       EACH
    REPORTING
      PERSON
       WITH
                      8     SHARED VOTING POWER
                                     28,500 common shares (See Item 5)
                      9     SOLE DISPOSITIVE POWER

                                     109,200  common  shares  (including  shares
                                          held by affiliated  entities listed on
                                          following cover pages - See Item 5)
                      10    SHARED DISPOSITIVE POWER

                                     28,500 common shares (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  136,700 common shares (including shares held by affiliated entities listed on following cover pages - See Item 5)
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                       |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.91% (including shares held by affiliated entities listed on following cover pages - See Item 5)
14       TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                      Page 3 of 12 Pages
          ---------------                                   ------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Jack Silver and Shirley Silver Foundation

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) |_|
                                             (b) |_|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF OO (See Item 3.)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

    NUMBER OF         7     SOLE VOTING POWER
      SHARES


   BENEFICIALLY                      2,500 common shares (See Item 5)
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
                      8     SHARED VOTING POWER

                      9     SOLE DISPOSITIVE POWER

                                     2,500 common shares (See Item 5)
                      10    SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,500 common shares
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.05%
14       TYPE OF REPORTING PERSON*

                   OO

 *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                Page 4 of 12 Pages
          ---------------                              -----------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Shirley Silver Trust for Leigh Silver

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              (a) |_|
                                              (b) |_|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF OO (See Item 3.)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                N/A

    NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                      13,000 common shares (See Item 5)
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
                      8     SHARED VOTING POWER

                      9     SOLE DISPOSITIVE POWER

                                     13,000 common shares (See Item 5)
                      10    SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,000 common shares
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.28%
14       TYPE OF REPORTING PERSON*

                  OO

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                       Page 5 of 12Pages
          ---------------                                    -----------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Shirley Silver Trust for Romy Silver

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            (a) |_|
                                            (b) |_|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF OO (See Item 3.)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                N/A

    NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                      13,000 common shares (See Item 5)
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
                      8     SHARED VOTING POWER

                      9     SOLE DISPOSITIVE POWER

                                     13,000 common shares (See Item 5)
                      10    SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,000 common shares
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.28%
14       TYPE OF REPORTING PERSON*

                  OO

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                               Page 6 of 12 Pages
          ---------------                            ------------------

 1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sherleigh Associates LLC

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) |_|
                                     (b) |_|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF OO (See Item 3.)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

    NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                      0 common shares (See Item 5)
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
                      8     SHARED VOTING POWER

                      9     SOLE DISPOSITIVE POWER

                                     0 common shares (See Item 5)
                      10    SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0 common shares
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.00%
14       TYPE OF REPORTING PERSON*

                  OO

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                      Page 7 of 12 Pages
          ---------------                                   ------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sherleigh Associates, Inc. Profit Sharing Plan

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) |_|
                                                 (b) |_|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF OO (See Item 3.)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                N/A

    NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                      91,200 common shares (See Item 5)
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
                      8     SHARED VOTING POWER

                      9     SOLE DISPOSITIVE POWER

                                     91,200 common shares (See Item 5)
                      10    SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  91,200 common shares
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.94%
14       TYPE OF REPORTING PERSON*

                  EP

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                     Page 8 of 12 Pages
          ---------------                                  -----------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sherleigh Associates, Inc. Defined Benefit Pension Plan

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) |_|
                                               (b) |_|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF OO (See Item 3.)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                N/A

    NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                      17,000 common shares (See Item 5)
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
                      8     SHARED VOTING POWER

                      9              SOLE DISPOSITIVE POWER 17,000 common shares
                                     (See Item 5)
                      10    SHARED DISPOSITIVE POWER



11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  17,000 common shares
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.36%

14       TYPE OF REPORTING PERSON*

                  EP

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  46102P 10 4                                       Page 9 of 12 Pages
          ---------------                                    ------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Shirley Silver

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) |_|
                                                (b) |_|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                AF PF OO (See Item 3.)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

    NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
                      8     SHARED VOTING POWER
                                     28,500 common shares (See Item 5)
                      9     SOLE DISPOSITIVE POWER

                      10    SHARED DISPOSITIVE POWER

                                     28,500 common shares (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                28,500  common  shares  (including  shares held by  affiliated entities listed on preceding cover pages - See Item 5)
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.61% (including shares held by affiliated entities listed on preceding cover pages - See Item 5)
14       TYPE OF REPORTING PERSON*

                  IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

                  Common Stock, $.01 par value.

                  Interstate National Dealer Services, Inc. (the "Company") 333 Earle Ovington Boulevard
                  Mitchell Field, New York 11553


Item 4.  Purpose of Transaction.
         From September 1997 through January 2000, the reporting Persons purchased, through the entities described in Item 5(c), shares of the Company's common stock based on his belief that the Company's share price was undervalued and represented an attractive investment opportunity. During this period Mr. Silver has met from time to time with representatives of management of the Company. In addition, the Company in 1998 retained Mr. Silver as a financial advisor to introduce the Company to certain specified companies as prospective purchasers of the Company. Those agreements terminated in March 1999, in the case of one company, and May 1999 in the case of two other companies, and without the prospective purchasers taking any action. Although Mr. Silver believes that the shares continue to be undervalued, over time, Mr. Silver became disenchanted with the Company's management philosophy and lackluster stock performance and came to the conclusion that he would be best served by disposing of his interest in the Company. Mr. Silver has requested management to arrange for the purchase of his interest in the Company, but it declined to do so.
         In early February, Mr Silver, through the affiliated entities, purchased shares of common stock with the intent that his aggregate holdings of the Company's common stock would be over five percent, thus necessitating this filing. This action was undertaken by Mr. Silver in an attempt to increase the liquidity of his holdings by drawing attention to the depressed value of the Company's common stock and the resulting opportunities this presents to potential investors and/or suitors. To further this goal, Mr. Silver has also had conversations with various parties including a leveraged buy-out firm regarding the potential sale or merger of the Company and put such firm, Lincolnshire Management, Inc. ("LMI"), in contact with the Company. Mr. Silver understands that LMI and the Company have engaged in discussions regarding the potential sale to LMI of a substantial equity interest in the Company, but to his knowledge have reached no agreement. Mr. Silver and LMI entered into a letter agreement on January 14, 2000, whereby LMI will pay Mr. Silver a fee if LMI concludes the purchase of the business or assets of, or a significant equity interest in, the Company. Although the Company has indicated that it is considering an offer made by LMI to purchase the Company, based on the Company's public response on Form 8-K that it did not consider the LMI proposal to be a bona fide offer, Mr. Silver decided to reduce his ownership in the Company.
         Depending on the price of the Company's common stock, other investment opportunities and overall market conditions, Mr. Silver may acquire additional shares or dispose of any or all of his shares on the open market or in private transactions, on such terms and at such times as Mr. Silver may deem advisable.
         Except as set forth in this Item 4, Mr. Silver does not have any further plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of Schedule 13D under the Act.


Item 5.  Interest in the Securities of the Issuer.
                (a) According to the Company's Form 10-Q for the quarter ended January 31, 2000, the Company had 4,694,184 shares of common stock outstanding as of March 9, 2000. Mr. Silver by reason of his power to vote and dispose of the securities held by the entities listed below, may be deemed to beneficially own 136,700 shares of the Company's common stock, constituting 2.91% of the total shares outstanding, which are held as follows:

                                                   SCHEDULE 13D


                                                             Shares          %
(1)  Jack Silver and Shirley Silver Foundation                2,500          *
(2)  Shirley Silver Trust for Leigh Silver                   13,000          *
(3)  Shirley Silver Trust for Romy Silver                    13,000          *
(4)  Sherleigh Associates LLC                                     0          *
(5)  Sherleigh Associates, Inc. Profit Sharing Plan          91,200       1.9%
(6)  Sherleigh Associates, Inc. Defined Benefit Pension      17,000          *
 -------------------
 *   Less than 1%


         (b) Mr. Silver shares the power to vote and dispose of all shares held by the Jack Silver and Shirley Silver Foundation, of which he and Mrs. Silver are co-trustees. Shirley Silver is the sole trustee of the Shirley Silver Trust for Leigh Silver and the Shirley Silver Trust for Romy Silver but has agreed to share voting and dispositive power over all shares held by such trusts with Mr. Silver. All other above referenced record owners have given Mr. Silver the sole power to vote or to direct the vote of the above stated shares; there is no shared power to vote or to direct the vote of the above stated shares; the above referenced record owners have given Mr. Silver the sole power to dispose or to direct the disposition of the above stated shares; there is no shared power to ispose or to direct the disposition of the above stated shares.
         (c) The following is a description of any transaction in the class of securities reported on that were effected since the last filing on Schedule 13D.



         Sherleigh Associates Profit Sharing Plan:


      Date            Shares Sold         Price           Total Sales Price
      ----            -----------         -----        --------------------
March 1, 2000            2,000           6.8648            $  13,729.54
March 1, 2000            2,500           6.8668               17,166.92
March 1, 2000            5,000           6.8332               34,166.36
March 2, 2000            5,000           6.8082               34,041.36
March 9, 2000            7,300           7.1197               51,973.53
March 10, 2000           6,000           7.4998               44,998.50
March 13, 2000          95,000           7.1968              683,692.50
March 14, 2000           3,000           7.3750               22,125.00
            Total      125,800              ---             $901,893.71
            =====     =======             -----             ===========

                                  SCHEDULE 13D


         Sherleigh Associates LLC


    Date                    Shares               Price        Total Sales Price
                       Sold(s)/Purchased(p)
March 1, 2000              100(s)               6.5144     $       651.44
March 3, 2000            4,000(s)               6.8660          27,463.83
March 6, 2000            3,000(s)               6.9380          20,814.11
March 7, 2000            7,300(s)               6.9336          50,615.34
March 8, 2000            1,900(s)               6.9814          13,264.73
March 9, 2000            3,800(p)               7.0092         (26,635.24)
         Total(sold)    12,500                     ---         $86,173.21
         =====          ======                   -----         ==========



         The foregoing transactions were consummated via brokerage transactions.

         (d) Generic Trading, Inc. ("GTI") maintains a margin account for the benefit of Jack Silver under the name Sherleigh Associates LLC which holds securities of the Company as well as other companies. GTI is entitled to share in any profits derived from the sale of any securities held in the account including securities of the Company. There is no other person known to have the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of such securities.
         (e) As a result of the transactions described above, on March 13, 2000, Mr. Silver ceased to be a beneficial owner of 5% or more of the Company's common stock.


                 All other items of this report are inapplicable

                                   SCHEDULE 13D


                                    SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



Date: March 14, 2000

                                                /s/ Jack Silver
                                                    Jack Silver


                                                /s/ Shirley Silver
                                                    Shirley Silver


                                      JACK SILVER AND SHIRLEY SILVER FOUNDATION


                                                By: /s/ Jack Silver
                                                  Name: Jack Silver
                                                  Title: Trustee


                                          SHIRLEY SILVER TRUST FOR LEIGH SILVER


                                                By: /s/ Shirley Silver
                                                  Name: Shirley Silver
                                                  Title: Trustee


                                            SHIRLEY SILVER TRUST FOR ROMY SILVER


                                                By: /s/ Shirley Silver
                                                 Name: Shirley Silver
                                                  Title: Trustee


                                            SHERLEIGH ASSOCIATES LLC


                                                By: /s/ Jack Silver
                                                  Name: Jack Silver
                                                  Title: Manager

                                  SCHEDULE 13D

                                SHERLEIGH ASSOCIATES, INC. PROFIT SHARING PLAN


                                                By: /s/ Jack Silver
                                                  Name: Jack Silver
                                                  Title: Trustee


                             SHERLEIGH ASSOCIATES, INC. DEFINED BENEFIT PENSION
                                            PLAN


                                                By: /s/ Jack Silver
                                                  Name: Jack Silver
                                                  Title: Trustee

                                  SCHEDULE 13D

                                    AGREEMENT

         The undersigned, Jack Silver, Shirley Silver, Jack Silver and Shirley Silver Foundation, Shirley Silver Trust for Leigh Silver, Shirley Silver Trust for Romy Silver, Sherleigh Associates LLC, Sherleigh Associates, Inc. Profit Sharing Plan and Sherleigh Associates, Inc. Defined Benefit Plan, agree that the statement to which this exhibit is appended is filed on behalf of each of them.

March 14, 2000



                                                      /s/ Jack Silver
                                                          Jack Silver


                                                      /s/ Shirley Silver
                                                          Shirley Silver


                                                 JACK SILVER AND SHIRLEY SILVER
                                                  FOUNDATION


                                                    By: /s/ Jack Silver
                                                      Name: Jack Silver
                                                     Title: Trustee

                                          SHIRLEY SILVER TRUST FOR LEIGH SILVER


                                                   By: /s/ Shirley Silver
                                                     Name: Shirley Silver
                                                    Title: Trustee

                                           SHIRLEY SILVER TRUST FOR ROMY SILVER


                                                   By: /s/ Shirley Silver
                                                     Name: Shirley Silver
                                                    Title: Trustee

                                                       SHERLEIGH ASSOCIATES LLC


                                                   By: /s/ Jack Silver
                                                     Name: Jack Silver
                                                    Title: Manager

                                  SCHEDULE 13D

                                      SHERLEIGH ASSOCIATES, INC. PROFIT SHARING
                                      PLAN

                                                   By: /s/ Jack Silver
                                                     Name: Jack Silver
                                                    Title: Trustee

                                     SHERLEIGH ASSOCIATES, INC. DEFINED BENEFIT
                                     PENSION PLAN


                                                      By: /s/ Jack Silver
                                                         Name: Jack Silver
                                                        Title: Trustee